

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Jesse Timmermans
Chief Financial Officer
Revolve Group, Inc.
12889 Moore Street
Cerritos, California 90703

> **Re: Revolve Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **File No. 001-38927**

Dear Mr. Timmermans:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Financial Statements
Note 10. Segment Information, page 96

1. In your Form 8-K filed November 12, 2020, you discuss sales results for various product categories. Please revise your segment footnote to disclose your revenues for each group of similar products and services. Alternatively, tell us in detail why it is impracticable to do so. Refer to ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jesse Timmermans
Revolve Group, Inc.
December 1, 2020
Page 2

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services